Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion includes information that is relevant to understanding Polestar's consolidated financial condition and results of operations and should be read together with the Unaudited Condensed Consolidated Interim Financial Statements for the six-month periods ended June 30, 2025 and 2024, included elsewhere in this report. Refer to Polestar's consolidated financial statements as of December 31, 2024 and 2023, and for the three years ended December 31, 2024 (the "Consolidated Financial Statements") that were included in Polestar's annual report on Form 20-F filed with the SEC on May 9, 2025 (the "2024 20-F") for more information about the year ended December 31, 2024. All figures presented in the tables below are in thousands of U.S. dollars, unless otherwise stated.
Forward-looking statements
The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements that are based on Polestar's current expectations and beliefs concerning future developments and their potential effects on the Company. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential", "forecast", "plan", "seek", "future", "propose" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar's ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar's ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar's ability to raise additional funding; (4) Polestar's ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar's estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) the identification and remediation of accounting errors and/or a final assessment of errors already identified that differs significantly from Polestar's preliminary view of such errors and the successful filing of restatements of any SEC reports; (7) Polestar's ability to continue to meet stock exchange listing standards; (8) changes in domestic and foreign business, market, financial, political and legal conditions; (9) demand for Polestar's vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing after sales; (10) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar's vehicles and Polestar's reliance on a limited number of vehicle models to generate revenues; (11) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (12) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (13) Polestar's reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (14) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (15) risks related to future market adoption of Polestar's offerings; (16) risks related to Polestar's current distribution model and the evolution of its distribution model in the future; (17) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar's future business; (18) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (19) Polestar's reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (20) Polestar's ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (21) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, tax audits, investigations and inquiries; (22) Polestar's ability to continuously and rapidly innovate, develop and market new products; (23) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (24) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Polestar's Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.
By their nature, forward-looking statements involve risks, assumptions and uncertainties due to the fact that they relate to events and depend on circumstances that may or may not occur in the future. The forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate may differ materially from those expressed or implied by the statements contained in this MD&A. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.
Certain defined terms
Unless otherwise stated in this MD&A, or the context otherwise requires, references to:
•"Polestar," "the Company" or the "Group" means Polestar Automotive Holding UK PLC together with its subsidiaries.
•"Geely" means Zhejiang Geely Holding Group Company Limited, together with its subsidiaries, excluding Volvo Cars.
•"Volvo Cars" means Volvo Car AB (publ) and its subsidiaries.
•"H1 2025" means the six months ended June 30, 2025.
•"H1 2024" means the six months ended June 30, 2024.

•"PS2", "PS3" and "PS4" refer to car models Polestar 2, Polestar 3 and Polestar 4, respectively.
Currencies
All references to "U.S. dollar", "USD" and "$" are to the currency of the United States of America ("U.S."). All references to "EUR" refer to the currency issued by the European Central Bank. All references to "SEK", "GBP", "CNY", "CNH" refer to the currencies issued by the respective countries' central banks.
Unless otherwise stated, Polestar's financial information is presented in USD. All amounts in all currencies are rounded to the nearest thousand unless otherwise stated.

Key financial highlights

	For the six months ended June 30,			Change
	2025	2024		%
Revenue	1,422,605	909,247		56.5
Gross margin %	(49.4)%	(2.6)%	-46.8	ppts
Net loss	(1,193,079)	(543,878)		(119.4)
Adjusted EBITDA[1]	(302,301)	(433,458)		30.3

	As of June 30, 2025	As of June 30, 2024		Change %
Cash and cash equivalents	718,625	668,911		7.4
1 - Adjusted EBITDA is a non-GAAP measure. For further details on its calculation, see the Non-GAAP Financial Measures section in this MD&A.

	For the six months ended June 30,		Change
	2025	2024	%
Business metrics
Retail sales[1]	30,289	20,047	51.1
Including external vehicles with repurchase obligations[5]	979	978	0.1
Including internal vehicles	1,906	907	110.1
Markets[2]	28	27	3.7
Sales points[3]	170	167	1.8
of which sales points, excluding China	169	121	39.7
Service points[4]	1,237	1,163	6.4
1 - Retail sales figures are sales to end customers. Retail Sales include new cars handed over via all sales channels and all sale types, including but not restricted to internal, fleet, retail, rental and leaseholders' channels across all markets irrespective of their market model and setup and may, or may not, directly generate revenue for Polestar.
2 - Represents the number of markets in which Polestar operates.
3 - Represents Sales Points, including retail locations which are physical facilities (such as showrooms), actively selling Polestar cars, and pre-space activations, which represent locations with an ongoing project to build a retail location that have started selling Polestar cars.
4 - Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar's international expansion.
5 - In the six months ended June 30, 2025, includes 177 cars that were handed-over as security under a financing arrangement.

Key factors affecting performance
Polestar's historic and future financial performance depends on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in item 3.D Risk Factors in the 2024 Form 20-F. The following paragraphs explain the key factors that impacted Polestar's financial performance during the six months ended June 30, 2025, as well as the key factors and trends which are expected to have a material effect on Polestar's financial condition and results of operations in future periods.
Market trends and competition
Polestar is a pure play, premium electric performance car brand, designing products engineered to excite consumers and drive change. Global consumer demand for Polestar's vehicles is primarily driven by:
•The speed and scale of the transition to electric vehicles from internal combustion engine cars ("ICEs") in general, which is driven by a number of factors, among which are affordability, range covered by an electric car on a single charge, availability of a sufficiently dense charging network, the general public's perception and concerns relating to electric vehicles, the scope and size of government incentives, availability of alternative mobility solutions, quality and availability of after-sales services, and the cost of electricity and alternative fuels as well as the overall cost of car ownership.
•Demand for premium performance vehicles in general, which is impacted by, among other things, changes in disposable income, the cost and availability of financing arrangements and customer preferences.
•Customer preferences within the luxury car segment and breadth and depth of available options.
Polestar competes with other pure play electric vehicle manufacturers, such as Tesla, as well as established premium automotive manufacturers that also sell vehicles with ICEs.
The International Energy Agency in its annual publication "Global EV outlook 2025", published in May 2025, forecasts sales of battery electric vehicles ("BEVs") to exceed 20 million worldwide from more than 17 million electric cars sold in 2024 and to represent more than a quarter of cars sold globally. The key driving factors are continuation of government incentives and falling BEVs prices in China according to the Agency, the latter encouraging strong adoption of BEVs in the country. Pressure to achieve emissions standards in the European Union ("EU") and the UK acts as a strong incentive for original equipment manufacturers ("OEMs") to push sales of BEVs they offer in the European markets. This is despite the flexibility given to automakers for meeting the 2025 EU emissions reduction target. The outlook for electric car sales in the U.S. is uncertain given today's policy direction. The International Energy Agency nonetheless forecasts consumers to take advantage of existing tax credits ahead of their repeal later in 2025.
Since the beginning of 2025, the International Energy Agency estimates that global sales of electric vehicles globally were up 35% in the first quarter. Sales grew 33% year-on-year in the second quarter according to PwC's report by Strategy& and PwC Autofacts®, with almost one in five cars (19%) sold in markets analyzed in PwC's report in that quarter being a BEV.
In Europe, where Polestar sold approximately 77% of its volumes in the first half of the year, the electric vehicles market experienced a strong start to 2025 with registrations for BEVs far outpacing the overall car registrations. In the top five European countries (Germany, Italy, Spain, the UK and France), according to research from a leading global investment bank, BEVs registrations grew by between 16% and 37% year-on-year in each month since the beginning of the year to June 2025 signaling a robust sustained trend in a challenging environment for the automakers. The European BEV market grew at an estimated 26% in the first six months of the year.
In the U.S., where Polestar sold approximately 9% of its vehicles in the first half of 2025, the situation remains highly uncertain as there is a policy shift away from BEV adoption. According to a report from Kelley Blue Book at Cox Automotive, nearly 300,000 new BEVs, including approximately 128,000 Tesla BEVs, were sold in the first quarter of 2025 in the U.S., an increase of 11.4% year over year. This growth resulted from traditional OEMs selling higher volumes of their BEV models as Tesla's sales fell in the period. In the second quarter of 2025, U.S. sales of new BEVs of around 311,000, including approximately 144,000 by Tesla, were lower year-over-year by 6.3%, a report from Kelley Blue Book at Cox Automotive. This reflects the market's ongoing challenges and volatile consumer demand.
Uncertainty around tariffs and import duties poses downside risks to overall car sales volumes. Overall, continued government support, improving affordability of BEVs, higher density of the charging network and the level of fossil fuel prices will continue to determine the pace of adoption of BEVs.
Pricing for BEVs is determined by a number of factors, among which are the segment which a vehicle represents, technology, components, advanced features, range, and the battery type. BEVs continue to be priced above ICEs, not least due to the fact that BEVs tend to be in the C-segment and above, offering models close to and at a premium level, which is the case for Europe and the U.S. According to a leading global investment bank, discounts for BEVs in the largest two electric vehicle markets in Europe, Germany and the UK, continued to rise in 2025 despite the easing of CO2 targets as OEMs remain under continued pressure to sell more BEVs to maintain the pace needed to hit targets set over three years. They also face the challenge of driving a higher adoption of BEVs against competition from new entrants from China to the European markets.
Analysis of pricing for BEVs between 2018 and 2024 published by Jato Dynamics shows that in the Eurozone, the average retail price of a BEV decreased by 15% between 2018 and 2024 (this is an inflation adjusted price), while in the U.S., the reduction was even greater, at 25%. At the same time, the price gap between BEVs and ICEs has narrowed as well. BEVs were 53% more expensive than ICEs in 2018 in Europe, six years later prices were 22% higher, representing a significant narrowing of the price gap between BEVs and ICEs, which is likely to bode well for the continued adoption of BEVs.
According to Jato Dynamics, as of May 2025, the market share of the European automotive market captured so far by the Chinese brands is still small at approximately 5.9%, but it has grown at a noticeable rate over the last two-three years from zero. The Chinese brands, especially BYD with its rapid expansion of sales, are becoming major competitors to traditional OEMs, not least due to their cost advantage and a wider product offering.

From the beginning of the year to July 2025, Bloomberg Intelligence reported Polestar's global market share at 1.9%.
Sales performance
In the first half of 2025, Polestar achieved an increase in retail sales volumes of approximately 51% compared to the same period in 2024. This growth was driven by the continued rollout of an even stronger product range compared to the previous period and the strong market performance of the Polestar 4. Additionally, a strategic shift toward "active selling" significantly contributed to higher volumes across all key markets.
Polestar's sales and distribution model
Polestar delivers its vehicles to both retail and fleet customers across key markets in Europe, North America, and the Asia Pacific region. Of the brand's 28 active markets, 20 are operated through Polestar's own dedicated sales units and, in eight, the Company leverages strategic partnerships with importers, further strengthening its international presence.
In the first half of the year, Polestar has also significantly expanded its global retail network, enhancing customer access and strengthening its presence in both established and emerging markets with an additional 48 sales points outside of China.
A key milestone in this growth was the successful start of sales in France, further solidifying Polestar's footprint in Europe. Polestar's expansion in France will include both direct-to-consumer sales via the Polestar website, as well as through several retail sites across the country, relying on selected retail partners from the Volvo Cars' network.
Market demand and response
Despite a challenging macroeconomic environment and intensified competition, Polestar maintained resilient demand and successfully grew volumes through targeted actions. These included pricing optimization, effective inventory management, and strategic marketing campaigns. The impact of these actions supported a stable product mix and improved delivery volumes.
Product portfolio and model mix
As of June 30, 2025, Polestar's portfolio consisted of the following models:
•Polestar 2 - As the most established model in the lineup, Polestar 2 continues to enjoy strong demand and maintains a competitive position in its segment.
•Polestar 3 - Since its launch in late first half of 2024, Polestar 3 has steadily increased its segment share, fueled by positive media coverage, multiple industry accolades, and strong performance in range tests, including the winter El Prix 2025 range test.
•Polestar 4 - A key strategic focus ever since Polestar started ramp-up of deliveries of the car in Q3 2024, Polestar 4 has made a significant contribution to overall volumes and enhanced brand visibility.
Each Polestar model has a number of variants and the list price varies for each variant of each model, as well as for the same variant in different markets. Therefore, Polestar's new car sales revenues are driven by the volume of cars sold, the mix of models and variants in those sales as well as the market where those sales occur.
In the first half of 2025, Polestar received several awards and accolades, being the most significant:
•Mille Miglia Green 2025.
•Top Gear's Electric Awards 2025.
•Red Dot Design Awards.
•Luxury car of the year in Australia.
•Car of the Year in Korea.
Costs of sales and gross profit (loss)
Polestar believes that its relationship with Volvo Cars and Geely has provided it with a unique competitive advantage in its ability to rapidly scale and finance commercialization activities while maintaining an asset light balance sheet. This is achieved primarily through contract manufacturing and vehicle supply agreements with Volvo Cars and Geely. Polestar has also utilized Volvo Cars' and Geely's established research and development capabilities to accelerate technological advancements in automotive technology.
The following is a summary of the status of production of each of our announced vehicle models in production and under development:

Model	Production location	Plant operator	Status
Polestar 2	China	Volvo Cars	In production since H1 2020
Polestar 3	China / USA	Volvo Cars / Volvo Cars	In production since H1 2024 / In production since H2 2024
Polestar 4	China / South Korea	Geely / Renault Korea	In production since H2 2023 / In production since H2 2025

Polestar 5 / 6	China	Geely	Production of Polestar 5 scheduled to start H2 2025
Polestar 7	Europe - Slovakia	Under assessment (Memorandum of Understanding signed)	In development - launch planned for 2028
The most significant component of Polestar's cost of sales is the inventory cost of the vehicles sold. Inventory cost is composed of all the costs directly related to the manufacture of Polestar's vehicles and the costs to bring the cars to their present location. This includes, among other expenditures, the amounts paid for materials, components and production cost (e.g. labor, overhead and depreciation & amortization) under the manufacturing and vehicle supply agreements with Volvo Cars and Geely and contracts with other third-party suppliers, costs of freight and any tariffs payable on the import of components and / or vehicles. There may be a lag between changes in these underlying costs and the impact of these changes in Polestar's statement of net loss due to the period between vehicles entering Polestar's inventory and their sale to customers.
Other components of costs of sales include, when applicable: (i) impairment of tangible assets (property, plant and equipment), intangible assets and leased assets when there are indicators of impairment and the recoverable amount of one or more of Polestar's cash-generating units ("CGU") is below its carrying amount, which may be a result of, among other things, changes in forecasts of lifecycle volumes, prices, manufacturing costs and / or interest rates; (ii) changes in the net realizable value ("NRV") of inventory which is primarily driven by changes in the expected price of sales of vehicles in inventory as well as the volume of this inventory; (iii) cost of residual value guarantees given to certain partner financial institutions that provide financing to Polestar's customers; and (iv) warranty costs.
Polestar's gross margins are dependent upon its ability to grow sales of its vehicles and manage these costs as well as implement cost savings initiatives.
As of June 30, 2025, Polestar identified indicators of impairment for its Polestar 3 CGU, namely a reduction in forecast gross margin and sales volumes in the short-term resulting in a decrease in the forecast lifecycle profitability of the vehicle. Polestar estimated the recoverable amount of the Polestar 3 CGU based on its value in use which uses estimations of future cash flows. The assumptions used to estimate future cash flows reflect changes in financial conditions and/or expectations since the previous impairment test was performed (December 31, 2024), including increases in production costs resulting from the imposition of increased tariffs on imported automotive parts for cars assembled in the U.S., and pressures on pricing of electric vehicles, which significantly impacted profitability. As a consequence of less favorable macroeconomic and market conditions than originally anticipated, the recoverable amount of the Polestar 3 CGU was estimated to be $25.2 million and an impairment expense of $739.3 million was recognized in H1 2025.
Macroeconomic and geopolitical factors
Inflation and price risk
Polestar's costs and expenses are impacted by, among other things, the prices of components, materials, labor and equipment used in the production of Polestar vehicles as well as the cost of freight. Historically the prices of lithium, cobalt, and nickel, which are used in car batteries, and oil, which has a significant impact on freight costs, have been volatile. The cost of labor and other inputs are generally linked to inflation.
Interest rates and foreign exchange rate
Polestar faces interest rate risks from its exposure to floating and variable interest rates primarily on its borrowings. The majority of Polestar's borrowings have floating rates and, therefore, its finance costs are linked to movements in interest rates as well as the volume of the borrowings. The most relevant interest rates are: 1-, 6- and 12-month Term SOFR, 3-month EURIBOR and 1-year LPR which are shown in the table below:

Index	Daily average rate in H1 2025 (% per year)	Daily average rate in H1 2024 (% per year)
1-month Term SOFR	4.32	5.33
6-month Term SOFR	4.22	5.25
12-month Term SOFR	4.05	5.03
3-month EURIBOR	2.33	3.87
1-year LPR	3.07	3.45
The global nature of Polestar's business exposes the Group's financial performance to risks arising from fluctuations in currency exchange rates ("FX rates"). Changes in FX rates primarily impact the Group's profit or loss when a Group entity has a monetary item denominated in a currency different to its functional currency, such as a foreign currency borrowing or a trade payable in a foreign currency. The Group presents foreign currency gains or losses related to its borrowings as part of Finance income or Finance expense. All other foreign currency gains or losses are presented as part of Other operating income, net.
The most relevant currency pairs for Polestar are:

Currency pair	Rate as of June 30, 2025	Rate as of December 31, 2024	End of day average rate in H1 2025	End of day average rate in H1 2024
USD – SEK	9.51	11.03	10.18	10.54
EUR – SEK	11.15	11.46	11.10	11.39
CNY – SEK	1.33	1.51	1.40	1.46
GBP – SEK	13.03	13.82	13.18	13.33
Tariffs and trade policies
The implementation of higher tariffs by the U.S. in 2025 and EU in October 2024 on BEVs, components, and raw materials imported from China has introduced new headwinds for globally integrated manufacturers such as Polestar. Given Polestar's utilization of manufacturing resources in China and many car-makers' reliance on components from China, these tariffs are increasing cost pressures on Polestar, and the industry as a whole.
For Polestar, elevated tariffs may impact pricing flexibility, volume and margin performance. The Company is actively advancing its manufacturing diversification strategy, including North America, Asia and Europe (e.g., Polestar 3 in the U.S., Polestar 4 in South Korea and Polestar 7 in Slovakia), to mitigate medium- to long-term exposure.
Polestar continues to monitor the geopolitical trade environment and is taking proactive measures to preserve profitability, safeguard delivery timelines, and ensure alignment with long-term electrification strategies.
Carbon credits and other revenue streams
In addition to increasing vehicle sales, Polestar is focused on developing additional revenue streams, such as used car sales, aftermarket sales and the sale of carbon credits and participation in emission reduction programs. Polestar generates revenue from the sale of carbon credits and through participation in programs established in certain regions with the objective of reducing greenhouse gas emissions (e.g., the EU Commission's carbon pooling arrangement).
In 2024, Polestar entered into a new EU pooling agreement for the calendar year 2025 that resulted in the recognition of a significant amount of carbon credits revenue during the six months ended June 30, 2025, positively impacting Polestar's financial performance for the first half of 2025.
Polestar observes sustained demand for carbon credits within most of its current markets. Concurrently, Polestar is actively exploring opportunities in emerging regulatory regions to diversify and expand our carbon credit revenue streams. However, it is important to acknowledge that regulatory changes currently being discussed in Polestar's main markets could pose risks, potentially impacting deal demand and revenue.
Other key factors impacting performance
During the first half of 2025 Polestar has continued to implement changes and headcount reductions to its cost structure in order to maintain competitiveness and improve its financial results. This includes restructuring efforts that impacted the R&D and Procurement departments in the UK, China and Sweden, as well as manufacturing in China.
Polestar has also implemented a cost discipline program towards fixed cost expenses reduction, which includes labor cost associated with its own employees and full-time consultants through organizational restructuring, as well as streamlining selling, general and administrative activities through continuous improvements in operational efficiency in comparison to 2024, primarily with reduced fixed marketing expenses.
Going forward, the benefits of the R&D, Procurement and Manufacturing restructuring are expected to impact positively towards the end of the fourth quarter 2025 with the full financial benefit to come in 2026.

Results of operations
Polestar conducts business under one operating segment with commercial operations in Europe, North America, China, Asia-Pacific, and various importer markets. Refer to Note 1 - Overview and basis of preparation in the Unaudited Condensed Consolidated Interim Financial Statements included elsewhere in this report for more information on the basis of presentation. Refer to Note 2 - Significant accounting policies and judgements in the Consolidated Financial Statements included in the 2024 20-F for more information related to segment reporting.
Comparison of the six months ended June 30, 2025 and 2024
The following table summarizes Polestar's Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,		Variance
	2025	2024	$	%
Revenue	1,422,605	909,247	513,358	56.5
Cost of sales	(2,125,729)	(932,533)	(1,193,196)	(128.0)
Impairment expense, net of reversals	(723,524)	—	(723,524)	N/A
Other cost of sales	(1,402,205)	(932,533)	(469,672)	(50.4)
Gross loss	(703,124)	(23,286)	(679,838)	(2,919.5)
Selling, general and administrative expense	(431,283)	(450,465)	19,182	4.3
Research and development expense	(31,262)	(24,312)	(6,950)	(28.6)
Other operating income, net	70,075	21,913	48,162	219.8
Operating loss	(1,095,594)	(476,150)	(619,444)	(130.1)
Finance income	52,797	8,077	44,720	553.7
Finance expense	(185,319)	(199,278)	13,959	7.0
Fair value changes - Earn-out rights and Class C shares	15,813	142,138	(126,325)	(88.9)
Share of losses in associates	(24,261)	(4,350)	(19,911)	(457.7)
Loss before income taxes	(1,236,564)	(529,563)	(707,001)	(133.5)
Income tax benefit (expense)	43,485	(14,315)	57,800	403.8
Net loss	(1,193,079)	(543,878)	(649,201)	(119.4)
Revenue
The following table summarizes the components of revenue and related changes between interim periods:

	For the six months ended June 30,		Variance
	2025	2024	$	%
Sales of vehicles	1,317,756	888,652	429,104	48.3
Sales of carbon credits	72,155	40	72,115	180,287.5
Vehicle leasing revenue	7,579	11,566	(3,987)	(34.5)
Sales of software and performance engineered kits	5,628	7,891	(2,263)	(28.7)
Other revenue	19,487	1,098	18,389	1,674.8
Total	1,422,605	909,247	513,358	56.5
The increase in revenue from Sales of vehicles was primarily due to higher sales volumes, driven by an accelerated transition to an active selling model, retail network expansion, and an attractive three-model line-up versus a one-model offer for the majority of the comparative period, resulting in an increase of $241.7 million, and higher revenue per vehicle sold, resulting in an increase of $187.4 million, due to mix improvement with increased participation of PS3 and PS4 in H1 2025 versus primarily one model in H1 2024.
The increase in revenue from Sales of carbon credits was primarily driven by a new EU Pooling agreement related to the calendar year 2025 as well as the sale of carbon credits in the US.
The decrease in Vehicle leasing revenue was primarily due to decrease of vehicles with repurchase agreements in H1 2025 when compared to H1 2024.
The decrease in Sales of software and performance engineered kits was primarily a result of Polestar's continued emphasis on its own vehicles, coupled with a continued decline in Volvo Car's sales of Polestar's performance engineered kits.

Other revenue in H1 2025 primarily reflects the aftermarket sales of parts and services driven by the increase of car park volume with PS2 and new models PS3 and PS4 ramping up since the second half of 2024.
Cost of sales
The increase was primarily due to the impairment expense, net of reversals of $723.5 million recognized in H1 2025 with no equivalent in H1 2024, a higher volume of sales and a higher cost model mix and higher duties (increased tariffs for imported cars, parts and components for EU and U.S.), partially offset by a reduction in material costs of vehicles sold, including raw material used in batteries.
Gross loss
The increase is primarily due to the impairment expense, net of reversals partially offset by sales mix improvements and carbon credits of $72.2 million.
Selling, general and administrative expense
The decrease was primarily due to a decrease in media activities expense of $26.8 million. Additional decreases were attributed to lower administrative costs resulting from cost discipline and restructuring with reduced headcount. This decrease was partially offset by an increase in sales agent remuneration expense of $30.1 million primarily driven by increased sales volumes.
Research and development expense
The increase was primarily driven by higher spend on vehicle development programs not yet eligible for capitalization.
Other operating income, net
The increase was primarily due to positive changes in foreign exchange rates of $48.7 million mainly related to working capital and an increase in carbon credit related income of $17.6 million.
Finance income
The increase was primarily the result of an increase in Net foreign exchange rate gains on financial activities of $49.4 million, due to positive changes in foreign exchange rates on Polestar's foreign currency borrowings, which was partially offset by an aggregate decrease in interest income and other finance income of $4.7 million.
Finance expense
The decrease was primarily the result of a decrease in Net foreign exchange rate losses on financial activities of $36.2 million and lower interest expense on related parties financing of $6.0 million, which was partially offset by an increase in interest expenses related to liabilities to credit institutions of $27.3 million.
Fair value changes - Earn-out rights and Class C shares
The decrease was primarily attributable to the decrease in the quantum of the change in Polestar's share price over H1 2025 when compared to H1 2024. In H1 2025 Polestar's share price increased to $1.07 as of June 30, 2025 from $1.05 as of December 31, 2024. In H1 2024, Polestar's share price decreased to $0.79 as of June 30, 2024 from $2.26 as of December 31, 2023.
Share of losses in associates
The increase was primarily attributable to the increase of $24.3 million in capital contributions made by Polestar to Polestar Times Technology, which trigger the recognition of unrecognized losses in the associate, in H1 2025 when compared to H1 2024.
Income tax benefit (expense)
The change from a tax expense in H1 2024 to a tax benefit in H1 2025 is primarily due to the movement of deferred tax assets on CGU impairment expenses and NRV across several markets, the recognition of deferred tax assets on carry-forward losses in the UK in H1 2025 with no equivalent recognition in H1 2024 and a claim of group relief in the UK on prior year income tax taxes in H1 2025.

Liquidity and capital resources
Overview
Polestar's principal uses for liquidity and capital are for funding of operations, repayment of debt, market expansion, and investments in the tangible and intangible assets required to develop and manufacture Polestar's vehicles and related technologies.
Polestar finances its operations primarily through debt and equity. As it relates to debt, Polestar procures some long term committed finance, but also shorter-term bilateral loans and inventory financing. From time to time Polestar may also engages with Related Parties on extending payments terms.
As of June 30, 2025 Polestar had net current liabilities of $2,988.2 million. In the six months ended June 30, 2025, Polestar generated negative operating and investing cash flows of $497.7 million and $321.7 million, respectively, primarily as a result of scaling up commercialization efforts globally, along with continuing capital expenditures for its vehicles and related technologies. In the six months ended June 30, 2025, Polestar generated positive cash flows of $687.5 million from financing activities, including new equity of $200.0 million in the form of a PIPE investment from PSD Investment (a related party).
Managing Polestar's liquidity profile and funding needs remains one of management's key priorities. Management's plans to ensure it has sufficient liquidity for the Company's present and future requirements are described further in this section.
Going concern
Refer to Note 1 - Overview and basis of preparation in the accompanying Unaudited Condensed Consolidated Interim Financial Statements for further details on management's going concern assessment, including its conclusion that a material uncertainty related to the execution of management's liquidity and funding plan casts significant doubt upon Polestar's ability to continue as a going concern.
Evaluation of sources and amounts of cash flows
The following table summarizes Polestar's cash flows for the periods presented:

	For the six months ended June 30,		Variance
	2025	2024	$
Cash used for operating activities	(497,652)	(267,671)	(229,981)
Cash used for investing activities	(321,675)	(272,689)	(48,986)
Cash provided by financing activities	687,455	461,391	226,064
Cash used for operating activities
The increase in Cash used for operating activities in H1 2025 when compared to H1 2024 was primarily a result of:
•An increase in net loss of $649.2 million.
•A net negative change in operating assets and liabilities of $148.7 million in H1 2025 compared to a net positive change in operating assets and liabilities of $280.4 million in H1 2024 primarily due to: (i) a net increase in Trade receivables, prepaid expenses, and other assets of $149.3 million in H1 2025 compared to a net decrease of $98.6 million in H1 2024; (ii) a net decrease in Trade payables, accrued expenses, and other liabilities of $335.3 million in H1 2025, mainly due to payments made to Volvo Cars and Geely, compared to $3.2 million in H1 2024; (iii) partially offset by a net decrease in Inventories of $345.2 million in H1 2025 compared to $160.8 million in H1 2024 primarily due to improved inventory management.
•Partially offset by an increase in the net positive value of reconciling items of $861.3 million, primarily due to the non-cash impairment expense of $723.5 million in H1 2025 and a decrease in the adjustment for gain related to the change in fair value of Earn-out rights of $123.8 million in H1 2025 when compared to H1 2024.
Cash used for investing activities
The increase in Cash used for investing activities in H1 2025 when compared to H1 2024 was primarily a result of:
•An increase of $68.5 million in cash investments in intangible assets.
•An increase of $6.3 million in proceeds from sale of property, plant and equipment.
•Partially offset by a reduction in net additions to other non-current assets of $22.0 million.
Cash provided by financing activities
The increase in Cash provided by financing activities in H1 2025 when compared to H1 2024 was primarily the result of:
•An increase of $1,565.8 million in proceeds from short-term borrowings; and
•An increase of $200.0 million relating to the equity issuance in H1 2025 which had no equivalent in H1 2024.
•Partially offset by:
◦A decrease of $952.8 million in proceeds from long-term borrowings; and
•An increase in repayments of borrowings of $588.6 million.

Contractual obligations and commitments
Polestar is party to multiple financing contracts which oblige Polestar to make repayments in accordance with the contractual terms. Polestar has also entered into capital commitments to purchase intellectual property as well as into purchasing contracts with suppliers that contain minimum purchase commitments. The following table summarizes Polestar's estimated future cash expenditures related to contractual obligations and commitments as of June 30, 2025:

	Payments due by period
	Less than 1 year	Between 1-5 years	After 5 years	Total
Capital commitments[1]	93,300	—	—	93,300
Minimum purchase commitments[2]	115,748	266,148	45,279	427,175
Credit facilities, including Market RCFs[3]	3,087,055	973,779	—	4,060,834
Other liabilities, including Market RCFs - related parties[4]	204,165	1,686,203	17,257	1,907,625
Lease obligations including related parties	48,913	79,700	38,012	166,625
Total	3,549,181	3,005,830	100,548	6,655,559
1.Capital commitments relate to Polestar's investment in PPE and intangible assets for the production of upcoming models and model year updates. Additionally, the remaining capital injections Polestar will provide Polestar Times Technology are included herein.
2.Minimum purchase commitments relate to contracts with certain suppliers including a non-cancellable commitment, an agreed minimum purchase volume, or an agreed minimum sales volume. In the event of a shortfall in purchases, a shortfall in sales, or Polestar's decision to terminate such contracts, these suppliers are entitled to compensation from Polestar.
3.Refer to Note 16 - Liabilities to credit institutions of the Unaudited Condensed Consolidated Interim Financial Statements for further details on Polestar's credit facilities including Market Revolving Credit Facilities ("Market RCFs").
4.Refer to Note 17 - Related party transactions of the Unaudited Condensed Consolidated Interim Financial Statements for further details.
Cash and cash equivalents
Cash and cash equivalents are held by different entities in the Group. The following table summarizes Polestar's cash and cash equivalents as of June 30, 2025 and the currencies in which it is held:

Currency held	Cash and cash equivalents (USD)
USD	412,620
EUR	62,097
CNY	58,783
GBP	56,321
SEK	44,065
CNH	30,102
Other	54,637
Total	718,625
Legal and regulatory requirements in certain of the countries in which the Group operates may restrict or limit the ability to transfer funds, whether in the form of cash dividends, loans or advances, from the entities in those countries to other entities of the Group.
As of June 30, 2025, the Group had restricted cash of $34.2 million which is presented as Other non-current assets in the Unaudited Condensed Consolidated Statement of Financial Position and is primarily related to its financial obligations under its multi-currency syndicated loan ("Club Loan") and under its residual value guarantees in its contracts with financial institutions in North America which provide leases to customers purchasing Polestar's vehicles.
Funding types, maturity, currency and interest rate structure
Polestar finances itself through debt arrangements with credit institutions and related parties as further detailed below.
Credit institutions
Financing arrangements with credit institutions can be categorized as follows:

Type	Characteristics
Chinese loan facilities	Facilities provided by Chinese banks which are denominated in CNY or USD. Drawdowns have a maturity of 12 months or less. Bullet payment at maturity. Fixed or floating interest rates based on SOFR or LPR.
International loan facilities	Facilities provided by international banks which are denominated in EUR or USD. Drawdowns have a maturity of 12 months or less. Bullet payment at maturity. Floating interest rates based on SOFR or EURIBOR.
Trade finance facility ("TFF")
EUR denominated secured, syndicated green trade facility entered into on February 28, 2022 and subsequently amended on February 27, 2023 and renewed on February 27, 2025. All outstanding principal is 100% secured by the new vehicle inventory financed via this facility in accordance with First-ranking English law charge. Drawdowns have a maturity of 3 months. Floating rates indexed to EURIBOR.

Market RCFs and Sales-Lease Back facilities
Multiple credit facilities with various financial service providers to finance vehicles at the sales locations. The facilities are secured by the underlying assets and financial terms and legal form vary from market to market.

Club Loan
Syndicated multicurrency green term loan facility entered into on February 22, 2024. The facility consists of two tranches: Facility A (EUR denominated at €340.0 million with an interest rate at the relevant EURIBOR plus 2.85%) and Facility B (USD denominated at $583.5 million, with an interest rate at the Chicago Mercantile Exchange Term SOFR plus 3.35%). Both facilities have a 36-month repayment period with repayment of all drawdowns due in full at the end of the term, including any unpaid interest and other fees.

As of June 30, 2025, Polestar had an equivalent amount of $4,060.8 in drawn working capital facilities, bilateral and/or syndicated loans from credit institutions, and an uncommitted financing from credit institutions equivalent to $860.2 million available for drawdown.
Related party financing
Term credit facilities
The Group's term credit facilities with its related parties which were fully drawn as of June 30, 2025 are summarized as follows:

Counterparty	Total facility	Maturity	Interest rate
Volvo Cars	$1,000.00 million	December 29, 2028[1]	SOFR rate plus 4.97% per annum
Geely	$250.00 million	June 30, 2027	SOFR rate plus 4.97% per annum
1 - Modified by the second amendment signed on August 21, 2024.

Under the term credit facilities, if Polestar announces an offering of shares of any class of share capital, with a proposed capital raising of at least $350.0 million, and no fewer than five institutional investors participating in the offering, then both Geely and Volvo Cars have the right to convert the principal amount of any outstanding loans into equity. Polestar may also otherwise agree that either Geely or Volvo Cars may convert the principal amount of any outstanding loans into equity upon the concurrence of other equity financings with a general understanding that no party will own more than 50% of the outstanding equity.
Asset transfer agreement
On December 8, 2023 Polestar and Geely entered into an asset transfer arrangement which was designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 (the "PS3 Tooling and Equipment") to Geely.
Market RCFs
Polestar maintains a Market RCF facility with its related party Volvo Cars which is presented separately in Interest-bearing current liabilities - related parties within the Unaudited Condensed Consolidated Statement of Financial Position.
Other
Polestar also benefits from its related party relationships and has been able to negotiate flexible payment terms for the repayment of related party trade payables, allowing additional liquidity to remain available for other working capital and financial needs. However, these flexible payment terms are not a contractual right and may be called upon with no fixed notice period.
Funding maturity

The following table summarizes the maturity of the Group's primary funding instruments as of June 30, 2025:

	0-3 months	3-6 months	6-12 months	1-2 years	2-5 years	More than 5 years	Total
Liabilities to credit institutions	1,447,363	241,643	1,398,049	973,779	—	—	4,060,834
Interest-bearing liabilities	3,594	3,545	7,400	11,806	21,542	16,941	64,828
Interest-bearing liabilities – related parties	12,298	12,197	86,294	52,898	1,331,018	25,186	1,519,891
Funding currency
The following table summarizes the currency of the Group's primary funding instruments as of June 30, 2025:

	USD	CNY	EUR	SEK	Other	Total
Liabilities to credit institutions	2,676,912	619,488	722,744	—	41,690	4,060,834
Interest-bearing liabilities	133	802	8,418	11,750	43,725	64,828
Interest-bearing liabilities – related parties	1,258,462	134,491	—	58,163	68,775	1,519,891
Funding interest rate structure
The following table summarizes the interest rates of the Group's primary funding instruments as of June 30, 2025:

	Fixed	Floating - SOFR	Floating - EURIBOR	Floating - LPR	Floating - Other	Total
Liabilities to credit institutions	703,424	2,166,912	722,744	426,063	41,691	4,060,834
Interest-bearing liabilities	64,828	—	—	—	—	64,828
Interest-bearing liabilities – related parties	194,414	1,256,851	—	—	68,626	1,519,891
Covenants
Polestar's syndicated Club Loan is subject to covenant requirements including, but not limited to, a defined minimum annual revenue, a defined range for Polestar's debt-to-asset ratio (calculated on a quarterly basis), minimum quarterly cash levels of €400.0 million and maximum quarterly financial indebtedness of $5,500.0 million. Prior to the year ended December 31, 2024 Standard Chartered Bank and the syndicated lenders agreed to amend the minimum revenue covenant for 2024, from an amount of $5,359.9 million to $1,400.0 million, as well as to waive the debt-to-asset ratio covenant for the fourth quarter of 2024 and the first quarter of 2025. As a result of these changes, Polestar was not in default related to the syndicated loan as of December 31, 2024. Prior to June 30, 2025 Standard Chartered Bank and the syndicated lenders agreed to amend the debt-to-asset ratio range to be from 0.90 to 1.50 for the second quarter of 2025. As a result, Polestar was not in default related to the syndicated loan as of June 30, 2025. On July 9, 2025, Standard Chartered Bank and the syndicated lenders agreed to amend the debt-to-asset ratio range to be from 0.90 to 1.45 for the third quarter of 2025 and from 0.85 to 1.40 for the fourth quarter of 2025 and to amend the minimum revenue covenant for 2025 from $7,144.9 million to $3,000.0 million.
Polestar's TFF is subject to certain covenant requirements and shares the same minimum quarterly cash covenant as the syndicated Club Loan. As of June 30, 2025, Polestar was not in breach of these covenants.
Some of Polestar's Chinese loan facilities are subject to covenant requirements, including, but not limited to, a 300% liability-to-asset ratio of any single borrowing entity within the Group. Additionally, one specific loan facility required Polestar to reach a retail sales volume of 30,000 units in H1 2025, otherwise allowing the lender to claim repayment from Polestar of 25% of the outstanding amount of the loan per month thereafter. Polestar reported a retail sales volume of 30,289 cars in H1 2025. As of June 30, 2025, Polestar was not in breach of its Chinese loan covenants.
Funding and treasury policies and objectives
Polestar has established a liquidity risk management framework for management of its short-term and long-term funding and liquidity requirements and prepares long-term planning in order to mitigate funding and re-financing risks. Polestar's liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations. Certain key stakeholders engage in a weekly meeting to discuss Polestar's current and forecasted liquidity position to determine the Group's funding needs. Polestar prepares long-term planning to mitigate funding and re-financing risks. Depending on the liquidity needs, Polestar will assess the most appropriate financing option – entering into financing or debt agreements or procuring equity investments to reinforce its capital structure. All drawdowns on loans are evaluated against future liquidity needs, investment plans and the restrictions on debt levels arising from financial covenants on certain of its borrowings.
Liquidity and funding plan – Short term (<12 months)
In the short term, the Group works with a series of financing alternatives, which includes, in addition to opportunistic equity financing, the use of credit lines for general corporate purpose, lines that can finance the cars while the cars are on transport (TFF), Market RCFs for cars in Polestar's inventories, non-recourse factoring of its receivables and may, from time to time, defer related party payments.

Liquidity and funding plan – Long term (>12 months)
For the long-term, the Group looks to optimize and extend credit lines as detailed in Funding types, maturity, currency and interest rate structure. The Group also looks for opportunities for additional equity offerings such as the $200.0 million agreement signed in June 2025.
In this regard, the Group continues to expect its long-term financing lines to be provided by a pool of banks and credit lines provided by Chinese and International counterparties.
For many of its short- and long-term credit lines provided by Chinese and International counterparties, the Group benefits from either a comfort letter or security that is provided by Geely.

Non-GAAP Financial Measures
Polestar uses both generally accepted accounting principles ("GAAP", i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance and for other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.
These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when assessing Polestar's operating performance.
The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.
In December 2024, management determined that both Adjusted Operating Loss and Adjusted Net Loss were non-GAAP measures which were no longer needed to be evaluated as they were no longer viewed as relevant measures for understanding the underlying performance of Polestar's core business operations or ongoing performance. Therefore, these measures are no longer being presented.
Non-GAAP financial measures used by management are Adjusted EBITDA, Free Cash Flow, Adjusted Gross Profit (Loss) and Adjusted Gross Margin.
Adjusted EBITDA
Adjusted EBITDA is calculated as net loss, adjusted to exclude:
•Fair value change - Earn-out rights;
•Fair value change - Class C Shares;
•Finance expense;
•Finance income;
•Income tax benefit (expense);
•Depreciation and amortization1;
•Impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets;
•Restructuring costs2;
•Gains / losses on disposals of investments3; and
•Unusual other operating income and expenses that are considered rare or discrete events and are infrequent in nature.

1- Includes (a) depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs), and (b) depreciation and amortization expense.
2- Restructuring costs include expenses associated with programs that were planned and controlled by management, and materially changed either (a) the scope of a business undertaken by the Group, or (b) the manner in which business is conducted.
3- Disposals of investments include disposals, by sales or otherwise, of (a) debt or equity financial instruments issued by another entity that are held as investments, (b) intangible assets, (c) property, plant, and equipment, and (d) groups of assets and liabilities representing disposal groups that were transferred together as part of individual transactions.
Management reviews this measure and believes it provides meaningful insight into the core business's underlying operating performance and trends, before the effect of any adjusting items.
The definition of Adjusted EBITDA was refined in December 2024. Accordingly, Adjusted EBITDA for the six months ended June 30, 2024 is recast for the changed definition. For more information regarding the changes in the Adjusted EBITDA definition, see Non-GAAP Financial Measures in the 2024 20-F.
Free Cash Flow
Free Cash Flow is calculated as cash used for operating activities, adjusted to exclude cash flows to acquire property, plant and equipment and intangible assets. This measure is reviewed by management and management considers it to be a relevant measure for assessing cash generated by operating activities that is available to repay debts and spend on other strategic initiatives.
Adjusted Gross Profit (Loss) and Adjusted Gross Margin
Adjusted Gross Profit (Loss) is calculated as Gross profit (loss), adjusted to exclude expenses arising from the impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets. Adjusted Gross Margin is calculated as Adjusted Gross Profit (Loss) divided by revenue. These measures are reviewed by management and management considers them to be useful measures for assessing Polestar's historical operating performance as they facilitate comparison between periods by excluding the non-cash impairment expense, the measurement of which includes significant assumptions related to future periods.

Reconciliation of GAAP and Non-GAAP Measures

	For the six months ended June 30,
	2025	2024
Adjusted EBITDA
Net loss	(1,193,079)	(543,878)
Fair value changes on Earn-out rights and Class C shares	(15,813)	(142,138)
Finance expense	185,319	199,278
Finance income	(52,797)	(8,077)
Income tax (benefit) expense	(43,485)	14,315
Depreciation and amortization	75,772	47,042
Impairment expense, net of reversals	723,524	—
Losses on disposals of investments	4,629	—
Restructuring costs	13,629	—
Adjusted EBITDA	(302,301)	(433,458)

	For the six months ended June 30,
	2025	2024
Free Cash Flow
Net cash used for operating activities	(497,652)	(267,671)
Additions to property, plant, and equipment	(88,032)	(83,884)
Additions to intangible assets	(201,581)	(133,049)
Free Cash Flow	(787,265)	(484,604)

	For the six months ended June 30,
	2025	2024
Adjusted Gross Profit (Loss)
Gross loss	(703,124)	(23,286)
Impairment expense, net of reversals	723,524	—
Adjusted Gross Profit (Loss)	20,400	(23,286)

	For the six months ended June 30,
	2025	2024
Adjusted Gross Margin
Adjusted Gross Profit (Loss) (a)	20,400	(23,286)
Revenue (b)	1,422,605	909,247
Adjusted Gross Margin (a/b)	1.4%	(2.6)%